SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

United American Healthcare Corporation

(Name of issuer)

Common Stock, Par Value $0.001

(Title of class of securities)

90934C105

(CUSIP number)

Eric M. Fogel, Esq.

Lathrop & Gage LLP

100 N. Riverside Plaza

Suite 2100

Chicago, IL 60606

(312) 920-3300

(Name, address and telephone number of person authorized to receive notices and communications)

October 19, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons JOHN M. FIFE
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) PF
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,347,495
	9	Sole dispositive power
	10	Shared dispositive power 1,347,495
11	Aggregate amount beneficially owned by each reporting person 1,347,495
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 13.74% *
14	Type of reporting person (see instructions) IN

*	Based on 9,807,108 outstanding shares, which is the sum of 9,772,156 shares outstanding on September 1, 2010, according to Amendment No. 1 to the Issuer’s Proxy Statement on Schedule 14A filed on September 10, 2010, plus 8,738 shares issued to each of four directors of the Issuer on October 15, 2010, according to separate Forms 4 filed by such directors on October 18, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons FIFE TRADING, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 278,936
	9	Sole dispositive power
	10	Shared dispositive power 278,936
11	Aggregate amount beneficially owned by each reporting person 278,936
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.84% *
14	Type of reporting person (see instructions) CO

*	Based on 9,807,108 outstanding shares, which is the sum of 9,772,156 shares outstanding on September 1, 2010, according to Amendment No. 1 to the Issuer’s Proxy Statement on Schedule 14A filed on September 10, 2010, plus 8,738 shares issued to each of four directors of the Issuer on October 15, 2010, according to separate Forms 4 filed by such directors on October 18, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons ST. GEORGE INVESTMENTS, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 278,936
	9	Sole dispositive power
	10	Shared dispositive power 278,936
11	Aggregate amount beneficially owned by each reporting person 278,936
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 2.84% *
14	Type of reporting person (see instructions) CO

*	Based on 9,807,108 outstanding shares, which is the sum of 9,772,156 shares outstanding on September 1, 2010, according to Amendment No. 1 to the Issuer’s Proxy Statement on Schedule 14A filed on September 10, 2010, plus 8,738 shares issued to each of four directors of the Issuer on October 15, 2010, according to separate Forms 4 filed by such directors on October 18, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE PARTNERS, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,068,559
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559
11	Aggregate amount beneficially owned by each reporting person 1,068,559
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.90% *
14	Type of reporting person (see instructions) PN

*	Based on 9,807,108 outstanding shares, which is the sum of 9,772,156 shares outstanding on September 1, 2010, according to Amendment No. 1 to the Issuer’s Proxy Statement on Schedule 14A filed on September 10, 2010, plus 8,738 shares issued to each of four directors of the Issuer on October 15, 2010, according to separate Forms 4 filed by such directors on October 18, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CHICAGO VENTURE MANAGEMENT, L.L.C.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization DELAWARE
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,068,559
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559
11	Aggregate amount beneficially owned by each reporting person 1,068,559
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.90% *
14	Type of reporting person (see instructions) CO

*	Based on 9,807,108 outstanding shares, which is the sum of 9,772,156 shares outstanding on September 1, 2010, according to Amendment No. 1 to the Issuer’s Proxy Statement on Schedule 14A filed on September 10, 2010, plus 8,738 shares issued to each of four directors of the Issuer on October 15, 2010, according to separate Forms 4 filed by such directors on October 18, 2010.

SCHEDULE 13D

CUSIP No. 90934C105
1	Names of reporting persons CVM, INC.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization ILLINOIS
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 1,068,559
	9	Sole dispositive power
	10	Shared dispositive power 1,068,559
11	Aggregate amount beneficially owned by each reporting person 1,068,559
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 10.90% *
14	Type of reporting person (see instructions) CO

*	Based on 9,807,108 outstanding shares, which is the sum of 9,772,156 shares outstanding on September 1, 2010, according to Amendment No. 1 to the Issuer’s Proxy Statement on Schedule 14A filed on September 10, 2010, plus 8,738 shares issued to each of four directors of the Issuer on October 15, 2010, according to separate Forms 4 filed by such directors on October 18, 2010.

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission on November 24, 2009 (the “Initial 13D”), by the Reporting Persons with respect to the Common Stock, par value $0.001 (the “Shares”), issued by United American Healthcare Corporation (the “Issuer”), as previously amended by Amendment No. 8 to the Initial 13D filed on or around August 30, 2010, Amendment No. 7 to the Initial 13D filed on or around June 8, 2010, Amendment No. 6 to the Initial 13D filed on or around March 22, 2010, Amendment No. 5 to the Initial 13D filed on or around February 24, 2010, Amendment No. 4 to the Initial 13D filed on or around February 8, 2010, Amendment No. 3 to the Initial 13D filed on or around January 22, 2010, Amendment No. 2 to the Initial 13D filed on or around January 11, 2010, and Amendment No. 1 to the Initial 13D filed on or around December 15, 2009, is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein, but not otherwise defined, shall have the meanings ascribed to such Items in the Initial 13D.

Item 4. Purpose of Transaction

Reporting Person John M. Fife was elected to the Board of Directors of the Issuer (the “Board”) at the Annual Meeting of Shareholders of the Issuer held on September 30, 2010. Mr. Fife was appointed by the Board as the President and Chief Executive Officer of the Issuer on October 19, 2010. Mr. Fife’s purpose, in serving as a director and officer of the Issuer, is to operate the Issuer’s business for the benefit of the Issuer’s shareholders.

Signatures

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 16, 2010

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife

Title:	President

CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of United American Healthcare Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 16th day of November, 2010.

/s/ John M. Fife
Name: John M. Fife

Fife Trading, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

St. George Investments, LLC, an Illinois limited liability company

By:	Fife Trading, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Partners, L.P., an Illinois limited partnership

By:	Chicago Venture Management, L.L.C. a Delaware limited liability company, its general partner

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

Chicago Venture Management, L.L.C. a Delaware limited liability company

By:	CVM, Inc. an Illinois corporation, its manager

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President

CVM, Inc. an Illinois corporation

By:	/s/ John M. Fife
Name:	John M. Fife
Title:	President